Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Notice under section 708A(12C)(e) *Corporations Act 2001* (Cth)

Melbourne (Australia) and Indianapolis, IN (U.S.) – April 20, 2026. Telix Pharmaceuticals Limited (ASX: TLX, Telix, the Company) announced on April 15, 2026 that it had successfully priced a US$600 million offer of 1.50% fully paid, guaranteed, senior, unsecured, convertible notes due 2031 to be issued by its wholly owned subsidiary, Telix Pharmaceuticals (Investments) Inc. (**Issuer**), and guaranteed by Telix and Telix Pharmaceuticals (US) Inc. (**Telix US**). The convertible notes, also referred to as "convertible bonds" (**Convertible Bonds**) are convertible into fully paid ordinary shares in Telix (**Ordinary Shares**).

Telix and the Issuer give this notice together with the attached offering circular (**Offering Circular**) to ASX as a notice under section 708A(12C)(e) of the *Corporations Act 2001* (Cth) (**Corporations Act**), as notionally inserted by *ASIC Corporations (Sale Offers: Securities Issued on Conversion of Convertible Notes) Instrument 2026/96* (**ASIC Instrument 2026/96**), and as modified by *ASIC Instrument 26-0308* (**ASIC Specific Modification**).

The full terms and conditions of the Convertible Bonds are set out in the Offering Circular. The Company and the Issuer confirm that:

a) the Convertible Bonds will be issued without disclosure to investors under Part 6D.2 of the Corporations Act;

b) this notice together with the Offering Circular comprises the notice under section 708A(12C)(e) of the Corporations Act as inserted by ASIC Instrument 2026/96, and as modified by the ASIC Specific Modification; and

c) this notice complies with section 708A(12D) of the Corporations Act as inserted by ASIC Instrument 2026/96, and as modified by the ASIC Specific Modification.

Capitalised terms otherwise defined in this notice have the meaning given to them in the Offering Circular.

No offer

This notice does not constitute an offer of any Convertible Bonds for issue or sale, or an invitation to subscribe for or purchase any Convertible Bonds, and is not intended to be used in connection with any such offer or invitation.

Explanation and purpose of this notice

This notice is given in accordance with section 708A(12C)(e) of the Corporations Act as notionally inserted by ASIC Instrument 2026/96, and as modified by the ASIC Specific Modification.

ASIC Instrument 2026/96 is general relief that has been provided by the Australian Securities and Investments Commission (**ASIC**), from the on-sale restrictions of the Corporations Act so that relevant securities (which includes the Ordinary Shares) issued on the conversion of convertible securities (such as the Convertible Bonds) can be on-sold without a prospectus or product disclosure statement provided that a cleansing notice containing certain prescribed information is provided to ASX Limited (**ASX**) at or just prior to the time the convertible securities are issued.

The Company has obtained the ASIC Specific Modification, which modifies ASIC Instrument 2026/96 to allow both the Issuer and Telix to provide a cleansing notice under section 708A(12C)(e) of the

Corporations Act as the issuer of the convertible securities (being the Issuer) is different to the issuer of the underlying securities (being the Company). This modification was necessary as ASIC Instrument 2026/96 does not provide relief in these circumstances. This notice is a cleansing notice as contemplated by the ASIC Specific Modification.

Neither ASIC nor ASX takes any responsibility for the contents of this notice. None of ASIC, ASX nor their respective officers take any responsibility for the contents of this notice or the merits of the investment to which this notice relates. The fact that ASX may quote the Ordinary Shares into which the Convertible Bonds may be converted is not to be taken in any way as an indication of the merits of the Ordinary Shares, the Convertible Bonds, the Issuer, Telix and Telix US.

None of the Issuer, Telix and Telix US is providing investors with any legal, business or tax advice in this notice. Investors should consult their own advisers to assist them in making their investment decision and to advise whether they are legally permitted to purchase the Convertible Bonds. Investors must comply with all laws that apply to them in any place in which they buy, offer or sell any Convertible Bonds or possess this notice. Investors must also obtain any consents or approvals that they need in order to purchase the Convertible Bonds.

Details of the issue

The Convertible Bonds will be issued to:

- eligible "sophisticated investors" or "professional investors" (as defined by sections 708(8) and 708(11) of the Corporations Act respectively), who are also wholesale investors for the purposes of section 761G(7) of the Corporations Act; and
- institutional and sophisticated investors in certain jurisdictions outside of Australia.

The net proceeds from the issue of the Convertible Bonds will be used to facilitate the repurchase of Telix's existing A$650 million 2.375 per cent senior unsecured convertible bonds due 2029 (ISIN: XS2862961492) (**2029 Convertible Bonds**) and for general corporate purposes.

The Convertible Bonds will be convertible into Ordinary Shares and are to be listed on the open market of the Singapore Exchange Securities Trading Limited (**SGX-ST**).

Effect of the Offering on Telix

The Convertible Bonds will be debt obligations of Telix. The aggregate principal amount of the Convertible Bonds to be issued is US$600 million. The effect of the issue on Telix will be to increase the total liabilities of Telix by that amount. Please refer to the section of the Offering Circular entitled 'Capitalisation and Indebtedness' which sets out Telix's cash and cash equivalents and total capitalisation as of 31 December 2025 on an as adjusted basis to give effect to the issue of the Convertible Bonds after deducting the estimated transaction costs and expenses of the Offer. The Convertible Bonds will also bear interest as set out in the Offering Circular.

If the Convertible Bonds are converted and Telix issues Ordinary Shares, the effect of the conversion would be to reduce Telix's total liabilities by the principal amount of the Convertible Bonds converted and to increase the number of Ordinary Shares on issue. The maximum number of Ordinary Shares that may be issued on conversion of the Convertible Bonds at the initial Conversion Price, prior to any adjustment for customary dilutionary events, is 43,308,166 Ordinary Shares.

The 2029 Convertible Bonds that are repurchased will be cancelled. If Telix is able to buy back 85% or more of the 2029 Convertible Bonds, Telix will be able to compulsorily acquire the remaining 2029 Convertible Bonds, leading to all the 2029 Convertible Bonds being bought back and cancelled without the issue of any Ordinary Shares.

Rights and liabilities attaching to Convertible Bonds and Ordinary Shares

The rights and liabilities attaching to the Convertible Bonds are contained in the terms and conditions of the Convertible Bonds, which are set out in the section of the Offering Circular entitled 'Terms and Conditions of the Notes'.

A summary of the rights and liabilities attaching to Ordinary Shares is contained in the section of the Offering Circular entitled 'Rights and Liabilities of Ordinary Shares'. Rights and liabilities attaching

to the Convertible Bonds and Ordinary Shares may also arise under the Corporations Act, the ASX Listing Rules, Telix's Constitution and other laws.

Compliance with disclosure obligations

As a disclosing entity, Telix is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. Copies of documents lodged with ASIC in relation to Telix are available to the public and may be purchased by calling the ASIC Customer Contact Centre on +61 1300 300 630, or via the ASIC Connect website and can be obtained from, or inspected at, an ASIC office. Certain of these documents can also be obtained from www.asx.com.au, together with other market announcements.

In addition, a copy of the following documents may be obtained free of charge by any person upon their request prior to the Closing Date (as defined in the Offering Circular):

- Telix's annual financial report most recently lodged with ASIC (being the audited consolidated annual financial report of the Group for the year ended 31 December 2025); and
- any other continuous disclosure notices given by Telix after the lodgement of Telix's audited consolidated annual financial report for the year ended 31 December 2025 and before lodgement of this document with the ASX. Those announcements are recorded below.

Date	Announcement
17/04/2026	Becoming a substantial holder from CGF
17/04/2026	Change in substantial holding
16/04/2026	Notification regarding unquoted securities - TLX
16/04/2026	Notification of cessation of securities - TLX
15/04/2026	Appendix 3B
15/04/2026	Telix Successfully Prices Upsized US$600M Convertible Bonds
14/04/2026	Telix Investor Presentation April 2026
14/04/2026	Telix Refinances Convertible Bonds
13/04/2026	Telix and Regeneron Announce Radiopharma Collaboration
10/04/2026	Ceasing to be a substantial holder
10/04/2026	FDA Accepts NDA for TLX101-Px (Pixclara)
9/04/2026	Becoming a substantial holder
9/04/2026	Notification regarding unquoted securities - TLX
9/04/2026	Application for quotation of securities - TLX
9/04/2026	Telix Strengthens Board with Further Director Appointments
7/04/2026	Ceasing to be a substantial holder from CGF
7/04/2026	Q1 2026 Strong Revenue Growth and Tx Pipeline Advancement
2/04/2026	Ceasing to be a substantial holder
2/04/2026	Telix Appoints David Gill as Non-Executive Director
20/03/2026	Change in substantial holding
20/03/2026	Notification regarding unquoted securities - TLX
18/03/2026	Appendix 3Y Change in Director Interests - C Behrenbruch
18/03/2026	Notification of cessation of securities - TLX
17/03/2026	Becoming a substantial holder
16/03/2026	Telix Resubmits NDA to FDA for Pixclara Brain Cancer Imaging
12/03/2026	Becoming a substantial holder from CGF
12/03/2026	Notification of cessation of securities - TLX
12/03/2026	Application for quotation of securities - TLX
10/03/2026	ProstACT Global Phase 3 (Part 1) Results Presentation
10/03/2026	ProstACT Global Phase 3 (Part 1) Achieves Primary Objectives
9/03/2026	Pending Release of Shares from Voluntary Escrow
6/03/2026	Change in substantial holding
5/03/2026	Application for quotation of securities - TLX
20/02/2026	Appendix 4G and 2025 Corporate Governance Statement
20/02/2026	2025 Full Year Results Presentation
20/02/2026	2025 Full Year Results Announcement

20/02/2026	Appendix 4E and 2025 Annual Report

All written requests for copies of the above documents should be addressed to Telix at the address set out in the directory at the end of the Offering Circular. These documents, and all other regular reporting and disclosure documents of Telix, are also available electronically on the website of the ASX at www.asx.com.au.

Consents

Each of the persons (if any) named in this document and the Offering Circular as having made a statement that is included in this document and the Offering Circular has consented to the inclusion of each such statement in the form and context in which the statement is included and has not withdrawn their consent as at the date of this document.

This announcement has been authorised for release by the Board.